SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-36621

FOAMIX PHARMACEUTICALS LTD.
(Translation of registrant’s name into English)

2 Holzman Street, Weizmann Science Park
Rehovot, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

CONTENTS

Foamix Pharmaceuticals Ltd. (the "Company") is planning to participate and present at the Jefferies 2015 Global Healthcare Conference, taking place June 1-4, 2015. In preparation for the conference, the Company has updated its investors' presentation, a copy of which is attached as Exhibit 99.1.  This presentation contains, among other things, an updated estimated schedule for the clinical trials for the Company's leading product candidates.

EXHIBITS

Exhibit 99.1:  Foamix Pharmaceuticals Ltd. Investors Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOAMIX PHARMACEUTICALS LTD.

Date: June 2 , 2015	By:	/s/ Meir Eini
Name: Meir Eini
Title: Chairman of the Board of Directors